Global Self Storage, Inc.
3814 Route 44
Millbrook, NY 12545

December 2, 2021

VIA EDGAR

Catherine De Lorenzo
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Global Self Storage, Inc.
Registration Statement on Form S-3
File No. 333-261381

Dear Ms. De Lorenzo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Self Storage, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 10:00 a.m., Eastern time, on December 6, 2021, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Jason D. Myers, the Company’s counsel at Clifford Chance US LLP, at (212) 878-8324.

[Signature page follows]

Sincerely,

GLOBAL SELF STORAGE, INC.

By:	/s/ Donald Klimoski II, Esq.
Name:	Donald Klimoski Esq.
Title:	General Counsel